CAPITAL CITY ENERGY GROUP, INC.

1335 Dublin Road, Suite 122-B

Columbus, OH 43215

TO:

Karl Hiller

Branch Chief, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

FROM:

Timothy S. Shear, President

Capital City Energy Group, Inc.

DATE:

January 14, 2016

RE:

Capital City Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed July 8, 2015, File No. 333-140806

We submit the following in response to your comments by letter of December 16, 2015.  In each case, to facilitate review we have quoted your original comment, and provided our response below.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Oil and Gas Reserves, page 5

1.

The disclosure provided on page 5 appears to attribute estimates of your proved oil and gas reserves as of December 31, 2014 to the entities of James Engineering and Mackenzie Land and Exploration, Ltd.  Please revise your disclosure to clarify any relationship between these entities and to remove any ambiguous or contradictory attributions relating to the estimation of your proved reserves.  Also obtain and file a report from each third party responsible for the estimation of your proved reserves disclosed as of December 31, 2014 to comply with Item 1202(a)(8) of Regulation S-K.

COMPANY RESPONSE:

The Company has amended its disclosure on page five so as to clarify the fact that its reserve estimates were compiled by Martin Shumway, PE, CPG, formerly of Mackenzie Land and Exploration, Ltd., currently of Shumway Resources, LLC (“Shumway”).  Additionally, the Company has obtained a report from Shumway pursuant to Item 1202(a)(8) of Regulation S-K which will be included with our 10-K/A filing as Exhibit 23.1.  The revised disclosure reads as follows:

General. The estimates of our proved oil and gas reserves as of December 31, 2014 were based on an independent third party report prepared and evaluated by Martin R. Shumway of Shumway Resources, LLC, independent petroleum engineers (formerly of Mackenzie Land Exploration, Ltd.), in accordance with regulations of the Securities and Exchange Commission (“SEC”).  Mr. Shumway is an independent, qualified reserves evaluator and has more than 20 years of experience in the mining and petroleum industries and has extensive experience with both exploration and development of oil and gas properties.  Mr. Shumway earned a Bachelor’s and Master’s degree in engineering from the Ohio State University and is a licensed professional engineer (PE) in Ohio and holds certifications issued by the American Association of Petroleum Geologists (AAPG) as a Certified Petroleum Geologist (CPG), the Society of Independent Professional Earth Scientists (SIPES) as a Certified Professional Earth Scientist, and is an Associate Member of the International Institute of Minerals Appraisers.  Mr. Shumway’s report in relation to our proved reserves at December 31, 2014 is included herein as Exhibit 23.1.

January 14, 2016

Response to December 16, 2015 SEC Comment Letter

2.

We note that you have omitted from your filing many of the disclosures that are required by Subpart 229.1200 of Regulation S-K (e.g. Item 1202(a)(2) – Instruction 3, and Items 1202(a)(7_, 1204(a), 1204(b)(2), 1205, 1208(a) and 1208(b)), and FASB ASC 932-235-50-5, pertaining to your oil and gas activities.  Please expand the disclosures in your filing to include all of the required information.

COMPANY RESPONSE:

The Company has expanded its disclosures pursuant to the Commission’s request.  In order to properly disclose information required by the Commission’s cited pronouncements, we have included the following table on page 5.

				Average	Average
				Sale Price	Production
			Production	per Unit	Costs per Unit
			(bbls)(mcf)	($/bbl)($/mcf)	($/bbl)($/mcf)
Kansas	2014	Oil	--	$ --	$ --
		Gas	--	--	--
	2013	Oil	--	--	--
		Gas	--	--	--
	2012	Oil	56	57.91	53.15
		Gas	1,868	2.92	1.60

Louisiana	2014	Oil	--	--	--
		Gas	--	--	--
	2013	Oil	--	--	--
		Gas	--	--	--
	2012	Oil	14	95.43	22.86
		Gas	--	--	--

Texas	2014	Oil	461	112.08	11.30
		Gas	6,489	1.00	0.81
	2013	Oil	1,329	124.79	19.80
		Gas	6,587	4.87	4.00
	2012	Oil	1,428	142.30	23.94
		Gas	8,078	3.78	4.24

Wyoming	2014	Oil	7,113	79.61	9.70
		Gas	8,906	1.26	7.75
	2013	Oil	5,149	88.67	25.52
		Gas	11,685	3.69	11.25
	2012	Oil	5,679	83.83	19.80
		Gas	12,903	2.87	4.70

All Other	2014	Oil	97	58.14	26.40
		Gas	411	2.99	6.23
	2013	Oil	138	94.23	56.66
		Gas	707	3.14	11.06
	2012	Oil	155	93.66	30.40
		Gas	689	3.27	6.84

January 14, 2016

Response to December 16, 2015 SEC Comment Letter

Additionally, the Company has added the following text to accompany the table:

As of December 31, 2014 the Company has approximately 16 producing oil wells and 16 producing gas wells generating net production.  Over the past three fiscal years the Company has not drilled any new dry exploratory wells or dry development wells.

In addition the expanded disclosure pursuant to the Commission’s comment  #1 above, we have further  expanded our disclosure on page five so as to present the factor used to convert gas quantities in MCF to oil equivalent quantities.  The expanded disclosure is as follows:

Reserve Quantities.  The following table summarizes the estimates by Shumway Resources, LLC of our proved developed producing reserve volumes as of December 31, 2014 and 2013.  Developed producing reserves are the estimated amounts of oil and gas that can be expected to be recovered from existing wells with existing equipment and operating methods.  Natural gas Mcf totals are multiplied by a factor of 0.1725 in order to calculate equivalent units of natural gas.

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page F-15

Oil and Gas Producing Activities, page F-15

Net Proved Reserve Summary, page F-16

3.

We note a significant difference between the net proved developed reserves that you report as of December 31, 2014 on page F-16 and the corresponding information that appears on page 5.  Please explain the reason for the difference and revise your disclosure to resolve the inconsistency in your estimates.

COMPANY RESPONSE:

The Company has amended its tabular disclosure so as to correct the inconsistency with respect to the net proved developed reserves figures, pursuant to the Commission’s request.  Our reserve quantities as summarized on page 5 are as follows:

Estimated Proved Developed Reserves:	As of December 31,
	2014	2013
Natural gas (Mcf)
Proved properties	9,202	25,008
Unproved properties	--	—
Total natural gas (Mcf)	9,202	25,008

Crude oil
Proved properties	14,781	22,452
Unproved properties	—	—
Total crude oil (Bbl)	14,781	22,452

Total gas equivalents (Mcfe)	16,368	26,765

January 14, 2016

Response to December 16, 2015 SEC Comment Letter

Our reserve quantities as summarized on page F-16 are as follows:

	December 31, 2014	December 31, 2013

Net Proved Developed Reserves:
Crude oil (Bbls)	14,781	22,452
Natural gas (Mcf)	9,202	25,008
Oil equivalents (Boa)	16,368	26,765

Net Proved Undeveloped Reserves:
Crude oil (Bbls)	-	-
Natural gas (Mcf)	-	-
Oil equivalents (Boe)	-	-

Net Proved Developed and Undeveloped Reserves:
Crude oil (Bbls)	14,781	22,452
Natural gas (Mcf)	9,202	25,008
Oil equivalents (Boe)	16,368	26,765

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-18

4.

We note disclosure on page F-13 of an undiscounted asset retirement obligation amounting to $185,695 as of December 31, 2014.  Please clarify the extent to which this has been reflected in the calculation of your standardized measure of discounted future net cash flows, as part of the future development costs.  If you have excluded any portion of such costs, considering the guidance provided by the Division of Corporate Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm, explain your rationale or submit the revisions that you propose to conform.

COMPANY RESPONSE:

The Company has revised its disclosure table so as to include the asset retirement obligation figure in its calculation of future development costs, pursuant to the Commission’s request. This revision resulted in an ending standardized measure of discounted future net cash flows of $114,260 at December 31, 2014.  The revised table on page F-18 is as follows:

	December 31, 2014	December 31, 2013

Future cash inflows	$1,334,187	$1,477,672
Future production and development costs	(956,809)	(966,700)
Future income tax and insurance expense	(77,336)	(93,372)
Future net cash inflows	300,042	417,600
10% annual discount for estimated timing of cash flows	(185,781)	(258,572)
Standardized measure of discounted future net cash flows	$114,260	$159,028

January 14, 2016

Response to December 16, 2015 SEC Comment Letter

Accordingly, the table on page F-19, Changes in Standardized Measure of Discounted Future Net Cash Flows, has been amended as follows:

	December 31, 2014	December 31, 2013

Beginning of period	$159,028	$316,744
Revenues less production and other costs	(396,267)	(345,311)
Changes in price, net of production costs	-	-
Development costs incurred	-	-
Net changes in future development costs	-	-
Purchases of reserves in place	(20,832)	-
Accretion of discount	48,200	53,384
Net change in income taxes	9,929	22,174
Timing differences and other	314,202	112,037
End of period	$114,260	$159,028

The Company acknowledges that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capital City Energy Group, Inc.

/s/ Timothy S. Shear

Timothy S. Shear

President